EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

EXECUTED as of this 13th day of February, 2026.

Solios, Inc.

By: /s/ Matthew Whaley

Name: Matthew Whaley

Title: Vice President, Treasurer

FalconX Alpha, Inc.

By: /s/ Matthew Whaley

Name: Matthew Whaley

Title: Vice President, Treasurer

MNNC Capital Digital Asset Opportunities Master Fund LP

By: /s/ Shiliang Tang

Name: Shiliang Tang

Title: Director

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MNNC Capital Digital Opportunities BTC Master Fund LP

By: /s/ Shiliang Tang

Name: Shiliang Tang

Title: Director

MNNC Capital GP LLC

By: /s/ Shiliang Tang

Name: Shiliang Tang

Title: Director

Monarch Digital, Inc.

By: /s/ Ben Grigus

Name: Ben Grigus

Title: Senior Director, Corporate Development

FalconX Holdings Limited

By: /s/ Brian Crist

Name: Brian Crist

Title: Secretary